

Mail Stop 7010

August 19, 2008

Mr. Hyung Soon Lee
Chief Financial Officer
Lexon Technologies, Inc.
8 Corporate Park, Suite 300
Irvine, California 92606

> **Re: Lexon Technologies, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **File No. 0-24721**

Dear Mr. Lee:

We have reviewed your response letter dated August 15, 2008 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

1.   It does not appear that your management has performed their assessment of internal control over financial reporting as of December 31, 2007 and provided a conclusion as to the effectiveness of your internal control over financial reporting as required by Item 308T(a) of Regulation S-B. Please complete your evaluation and further amend the 10-KSB to provide the required management's report on internal control over financial reporting.

2.   We note that in your amended 10-KSB your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 18, 2008, we asked you to consider whether management's failure to provide their report on internal control over financial reporting impacts their conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion.

Otherwise, please further amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

3.   As requested, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or me at (202) 551-3768 if you have questions regarding these comments.

                                        Sincerely,

                                        John Cash
                                        Accounting Branch Chief